UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : September 29, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Financial Group and the Bank of Tokyo-Mitsubishi UFJ Complete Tender Offer for

UnionBanCal

Tokyo, September 29, 2008—Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its wholly owned subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) today announced the successful completion of the cash tender offer by MUFG and BTMU to purchase all of the outstanding shares of UnionBanCal Corporation (“UNBC”) that MUFG and its affiliates do not already own. The offer expired at 12:00 midnight EDT on Friday, September 26, 2008.

As of the close of the offer, approximately 41,736,256 UNBC shares had been validly tendered, and not properly withdrawn, representing approximately 29.8% of the outstanding shares of UNBC. When added to MUFG’s and its affiliates’ existing 64.4% stake, this represents approximately 94.2% of UNBC’s total outstanding shares. In addition, a further 3.8% of UNBC’s outstanding shares were guaranteed to be delivered within the next three business days which, if added to the tendered shares and MUFG’s existing stake, would represent approximately 98.0% of UNBC’s total outstanding shares. All shareholders who have tendered shares will promptly receive $73.50 per share in cash.

In accordance with the merger agreement between BTMU and UNBC announced on August 18, 2008, BTMU and UNBC will carry out a second-step merger as a result of which UNBC will become a wholly owned indirect subsidiary of MUFG. In the merger, each share of UNBC common stock not previously purchased in the tender offer will be converted, subject to appraisal rights, into the right to receive $73.50 per share in cash. Consummation of the merger is expected to occur as soon as reasonably practicable.

Important Information

Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase, UNBC’s Solicitation/Recommendation Statement in Schedule 14D-9 and other documents relating to the tender offer filed with the Securities and Exchange Commission (the “SEC”) because they contain important information. Anyone may obtain copies of these documents at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at (888) 750-5834.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG, BTMU and UNBC. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. MUFG, BTMU and UNBC do not undertake any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	813-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	813-3240-2950